UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF
REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

WASHINGTON MUTUAL, INC. (NOW KNOWN AS WMI HOLDINGS CORP.)
(Exact name of registrant as specified in its charter)

WASHINGTON	91-1653725
(State or other jurisdiction of	(IRS Employer
incorporation)	Identification No.)

1201 THIRD AVENUE, SUITE 3000
SEATTLE, WASHINGTON 98101
(Address of principal executive offices, including zip code)

Commission File Number: 1-14667

Common Stock, no par value*
Preferred Stock, no par value**
Depositary Shares each representing interests in a share of Preferred Stock
Senior Notes**
Senior Subordinated Notes**
Debentures**
Trust Preferred Income Equity Redeemable Securities (PIERS) Units**
Warrant to Purchase Common Stock**
Guarantees of Trust Preferred Securities**
Litigation Tracking Warrants

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None.

*This class of Common Stock (the “Old Common Stock”) of the Registrant was cancelled pursuant to the Seventh Amended Joint Plan of Affiliated Debtors, as modified, filed by Registrant on March 1, 2012 (the “Plan”). The Plan became effective on March 19, 2012 (the “Effective Date”). Pursuant to the Plan, on the Effective Date, the Old Common Stock outstanding immediately prior to the Effective Date was cancelled. Also pursuant to the Plan, the new common stock, par value of $0.0001 per share, of WMI Holdings Corp. (the “Successor Registrant”) was issued for distribution in accordance with the Plan.

**The Registrant issued multiple series and classes of these securities.  Pursuant to the Plan, on the Effective Date, all of these classes of securities outstanding immediately prior to the Effective Date were cancelled.

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, Washington Mutual, Inc. (now known as WMI Holdings Corp.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 19, 2012
Washington Mutual, Inc. (n/k/a WMI Holdings Corp.)

By:	/s/ Charles Edward Smith
	Name:	Charles Edward Smith
	Title:	Executive Vice President

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